FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16  of the Securities Exchange Act of 1934

For the Month of February 2005

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne, VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

3 February 2005

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney  NSW  2000

Advice of Tentative Dividend Dates for 2005 and AGM

Australia and New Zealand Banking Group Limited advises the following proposed dates.  These dates may be subject to change.

Interim Dividend

Announcement of interim results:	27 April 2005
Ex-Date:	16 May 2005
Record Date:	20 May 2005
Payment Date:	1 July 2005

Final Dividend

Announcement of annual results:	25 October 2005
Ex-Date:	8 November 2005
Record Date:	14 November 2005
Payment Date:	16 December 2005

The Annual General Meeting of the Company will be held in Adelaide on Friday, 16 December 2005.

Yours faithfully

Tim L’Estrange
Company Secretary

15/04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release
Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release:  14 February 2005

ANZ confirms earnings momentum

Following four months of solid performance, ANZ is confident it will meet market expectations of up to 8% cash earnings per share growth in 2005*, the bank said in a shareholder update today.

ANZ Chief Executive Officer Mr John McFarlane said: “Our underlying performance has been pleasing and we remain focused on meeting our financial target of 8% for the year as a whole.

“This reflects the strength of the Australian and New Zealand economies and the momentum established in our core businesses.  Personal is performing particularly strongly.  Corporate is performing solidly as is Institutional, which is showing signs of improvement.  New Zealand is flatter, following severe price competition in the mortgage market in the first quarter,” he said.

The Personal Division, ANZ’s specialist retail product and distribution businesses in Australia, continues to be ANZ’s best performing division.  In a competitive market, Personal has grown retail deposits 10.2% in the past 12 months, lifted residential lending by 15.8% and funds management flows continue to improve. The credit card business continues to perform well.

Personal’s strong performance has been largely driven by improvements in the ANZ branch network and continued advances in customer satisfaction.  The latest market research indicates ANZ has the highest customer satisfaction of any of the major banks and has now moved ahead of St George Bank for the first time since 1996.

Mr McFarlane said: “These results are built on the success we have had in revitalising the branch network including high levels of staff satisfaction and engagement.  We are now expanding our retail presence in population growth corridors with an increase in the number of ATMs and new branches in Sydney and Southern Queensland.  This includes trialling new concepts such as anz@work involving the location of small sales-focused branches in business precincts.”

The Corporate Division is performing well with deposits up 12% over the past 12 months and lending up 13%.  While lending growth to smaller businesses remains at a high level, it has moderated slightly with the slowdown in the property market and increasing competition.

Asset growth in Institutional has been stronger although largely offset by lower margins in a highly competitive market.  The Markets business has benefited from recent volatility in foreign exchange markets.  Going forward, Institutional will also be impacted by the loss of earnings from the London-based Structured Finance business recently sold to Standard Chartered.

New Zealand has been impacted by severe price competition in the mortgage market in the first quarter resulting in a flat financial performance.  Volume growth was significantly higher than expected however pointing to improving momentum in second half of 2005 as management moves from a focus on integration to using the Group’s two brands to grow market share and improve financial performance.

• Excludes significant transactions, incremental expenditure on the integration of The National Bank of New Zealand, goodwill amortisation.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Customer attrition levels remain well below expectations and the Group’s retail market share is stable.  This reflects increased investment in retail banking staffing levels in both brands.  High levels of staff engagement in New Zealand, among the highest in the Group, and leading customer satisfaction levels at The National Bank of New Zealand, together with continued improvements at ANZ New Zealand have also been important.  No material integration issues have arisen and is now well on track to be completed this year.   ANZ National Bank Limited will release its General Disclosure Statement for the period ending December 2004 on 17 February 2005.

ANZ continues to expect earnings from Asia Pacific to be well down, reflecting lower earnings from our Panin investment, which were abnormally high in 2004, investment in the region, and the strength of the Australian Dollar.  Esanda and UDC’s performance is solid.  ING Australia is performing well but financial performance will depend on the strength of investment returns.

Credit quality is significantly better than expected and continued de-risking of the portfolio is likely to lower our provisioning charge below expectations.

“We have said consistently that 2005 is a year where we will continue to invest in organic growth and that our focus is not on maximising current year’s earnings but creating a stronger business platform for the future,” Mr McFarlane said.

“Our performance in core businesses in Australia has been stronger than expected but New Zealand lower than expected.  We are investing in people, particularly in branch and specialist sales activities across Australia and New Zealand.  However, tight control of business-as-usual costs has allowed us to maintain our focus on revenue growth by investing in high priority growth areas such as personal and small-to-medium business.

“We believe these opportunities are significant and justify giving up some earnings growth in the short term to create a platform for further market share gains and more sustainable earnings performance over the medium term,” Mr McFarlane said.

A number of factors previously detailed are however working to offset strong volume growth experienced in the year to date.  Margins remain modestly under pressure particularly in Institutional and New Zealand.  In Group Treasury the flat yield curve has significantly reduced the opportunity for earning mismatch income across the industry in Australia and offshore, representing a drag of around 1% in EPS terms. The strength of the Australian Dollar relative to the US Dollar is also a negative influence.

Commenting on other issues of interest to shareholders, Mr McFarlane said: “Although we have commented that we have an underweight position in wealth management, this is an issue for the long term, not for the moment.  Our focus remains on organic growth and it would be imprudent to entertain wealth management acquisitions given the current values in the sector.

“We are continuing to look for opportunities in Asia to establish a portfolio of consumer-focused growth businesses in partnership with local players.  Although we continue to examine opportunities, we will only proceed where we can engineer financially attractive investments.

“Overall, I remain comfortable with the year, which is now on track against our target of 8% growth in cash earnings per share, and we have also advanced our strategic agenda by investing in organic growth,” Mr McFarlane said.

ANZ will hold a conference call for analysts and fund managers at 10.00am today during which John McFarlane and Chief Financial Officer, Mr Peter Marriott will discuss this shareholder update.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

ANZ National Bank

Market Update February 2005

Sir John Anderson – Chief Executive Officer

Michael Rowland – Chief Financial Officer

17 February 2005

ANZ National Bank Limited

Summary

•              Strong underlying momentum in both brands driven by a clear plan

•              ANZ National Bank is continuing to hold market share in all segments

•              Strong lending growth offset by margin decline, driving flat NPAT for the quarter

•              National Bank customer satisfaction at top of peers, ANZ continues to improve

•              ANZ National Bank staff engagement at top end of ANZ group

•              Integration on track for completion by end 2005, current focus on systems integration and meeting RBNZ requirements

•              We continue to invest in our franchises, building a strong foundation for sustainable growth

1

Clear plan driving strong underlying momentum

•                  Two retail brand approach operating successfully.  Steven Fyfe appointed Managing Director of ANZ Retail Banking, Craig Sims appointed Managing Director of National Bank Retail Banking

•                  Ongoing investment in ANZ retail brand delivering results, including:

•                  Increased promotional spend

•                  Investment in branch infrastructure - new branches planned for 2005

•                  105 increased frontline staff during the year

•                  Realignment of fee structure

•                  Leveraging strong National Bank brand position to maintain growth momentum:

•                  Continuing development and investment in National Bank customer centric model

•                  Increase in Business Banking frontline staff

•                  Targeted customer campaigns launched - Youth market campaign, Saving for a Home, Home Lending and Deposit  campaigns

•                  Focus on Operational excellence in customer processes

2

Flat NPAT growth - strong lending volumes, constrained by competitor activity

Item	Dec-04 (NZ$m)	Sep-04 (NZ$m)	Change (%)	Commentary
Net Interest Income	482	474	2	• Strong growth in lending volumes of ~ 15% (largely mortgages) offset by competition driven margin contraction i.e. 2 year fixed ‘price war’

Other Operating Income	197	211	-7	• Reduced capital markets and treasury income due to reduced market volatility

Operating Expenses	368	373	-1	• Integration costs were down $26m to $12m for quarter, offset by increased initiative spend and frontline retail staff

Provision for Doubtful Debts	32	32	0	• Flat ELP charge despite growth in lending portfolio (weighted to mortgages); credit quality improving

Tax Expense	99	100	-1

NPAT	180	180	0	• Includes impact of integration costs

3

Interest margins adversely impacted by competition

•              Intense competition in the mortgage market (2 year fixed rates) adversely impacted margins during the quarter

•              Mortgage rates returned to pre-competition levels mid-December

•              On-going competition in the institutional banking market adversely impacted margins during the quarter.

•              Deposit margins have benefited from rising interest rates, partially offset by increased competition

4

Market share in the Retail Segment remains ahead of expectations

•              December quarter lending growth up 73% on previous quarter. Quarterly growth in outstandings of NZ$1,141m driven by new Spring campaigns and other targeted growth initiatives

•              ANZ now holding market share

•              NBNZ Business Banking’s home lending growth was 19.3% for the 12 months to Dec-04 (15.1% pcp)*

•              Combined ANZ/NBNZ share of Household Deposits has remained stable over the last year

Home Lending: Growth in Outstandings

$m	ANZN
June Quarter	678
Sept Quarter	659
Dec Quarter	1,141

(excludes impact of General Provision movements)

Household Deposits: RBNZ aggregate SSR for registered banks & ANZN Standard Statistical Returns. (Monthly). Home Lending: RBNZ Table C6, ANZ & NBNZ - Net Home loans in GDS. Changes to the RBNZ coverage of financial institutions in Dec 2004 has impacted the absolute value of market share. *Home lending statistics include all lending secured against personal property accordingly some Business Banking is included for the purposes of mortgage market share

5

Our Customers continue to show faith in both brands

•                  National Bank customer growth is steady, ANZ is beginning to show a turnaround

•                  Share of main bank customers has been maintained*

•                  ANZ share of customer acquisition is a key focus of current initiatives and will be the primary driver of achieving market share parity

•                  National Bank continues to lead the market in customer satisfaction* and ANZ continues to improve

Sources:

* Share of Customers & Customer Satisfaction: ACNielsenConsumer Finance Monitor.

Sample size is 10,000 pa.

6

ANZ National Bank’s strong position maintained in Rural Market

•                  ANZ National’s share of rural lending (43.4% in Dec 04) has been stable driven by the success of the National Bank brand

•                  Despite aggressive attempts by competitors to poach National Bank rural staff post acquisition, our people continue to show faith in us

Source:

Rural Lending: RBNZ C7 Table, monthly data series

7

Solid FUM growth in Corporate & Institutional Banking

Corporate Banking

•              Both brands continue to grow in deposits and lending

•              Strong deposit growth in the ANZ brand for the quarter, up 6%

•              National Bank lending growth was up 3.1% in the quarter

•              Customer numbers remain steady

Institutional Banking

•              Customer activity is growing strongly

•              Success in a number of large deals in recent months reflected in growth in FUM

•              Capital markets income down due to reduced market volatility

•              Increased competition impacting margins

8

Integration Update

•                  Integration is progressing well and is planned to be completed by end of 2005

•                  Approximately 30% of milestones had been completed at the end of the December quarter

•                  Non technology dependent workstreams are completed or nearing completion; all Rural branches relocated and central and HQ functions integrated

•                  Key focus is on relocation of domestic systems to NZ and establishment (in NZ) of a special purpose capability for international (ANZ Group) systems, in line with RBNZ requirements

•                  Cost synergies progressing to plan

•                  Revenue attrition continues to be favourable to expectations, with minimal attrition evident since acquisition

9

Integration - Financial Update

Item	Costs to Date (NZ$m)	Dec-04 Quarter (NZ$m)

Non incremental costs	19.8	2.2

Incremental Opex	39.9	10.5

Total P&L Charge	59.7	12.7

Capital Expenditure	2.8	0.8

Restructuring Provision	2.3	2.3

Total Costs	64.8	15.8

•              Significantly increased resources will be employed in remainder of 2005 to complete integration, driving a large increase in incremental integration costs

•              Total integration costs forecast in line with prior disclosure

10

Staff engagement is at the top end of the group

Source - Hewitt’s Model & Benchmark. November ANZ National Staff engagement survey

11

Summary of forecasts - New Zealand (bank year)

	2004	2005	2006
Real GDP	4.6	3.0	2.1
Unemployment	3.8	3.8	4.2
Inflation	2.5	2.7	2.3
Housing Credit	16.6	9.7	9.1
Personal Credit	6.6	4.7	3.3
Business Credit*	10.2	6.4	4.4
Total Credit	11.4	8.1	6.9
90 -day bills	6.6	6.6	6.1
10 -yr bonds	6.2	6.8	6.6
NZ$/US$	0.67	0.7	0.62
A$/ NZ$	1.07	1.14	1.17

*includes Rural Banking

12

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

13

ANZ NATIONAL BANK LIMITED GROUP

General Short Form Disclosure Statement

for the three months ended 31 December 2004

Number 36 Issued February 2005

ANZ NATIONAL BANK LIMITED

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL SHORT FORM DISCLOSURE STATEMENT for the three months ended 31 December 2004

Contents

General Disclosures

Conditions of Registration

Credit Rating Information

Short Form Financial Statements

Directors’ Statement

Independent Review Report

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURES

This Short Form Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 1998 (‘the Order’).

In this Short Form Disclosure Statement unless the context otherwise requires:

a)              “Banking Group” means ANZ National Bank Limited and all its subsidiaries; and

b)             Any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 1998 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 10, 2 Hunter Street, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997. On 26 June 2004, The National Bank of New Zealand Limited amalgamated into ANZ Banking Group (New Zealand) Limited, and the Bank changed its name to ANZ National Bank Limited with effect from 28 June 2004.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand).  The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia) and Norway Funds Limited (incorporated in New Zealand), a wholly owned subsidiary of ANZ Funds Pty Limited.

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited, which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulatory Authority pursuant to the Prudential Statements, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•                  the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•                  the Ultimate Parent Bank should not hold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•                  the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations;

•                  the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•                  the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•                  the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•                  the level of exposure to the Bank not exceeding:

•                  50% on an individual exposure basis; and

•                  150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank)

of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment, the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at the date of this Disclosure Statement - ANZ National Bank Limited

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.               That the Banking Group complies with the following requirements at all times:

• Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

• Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

• Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

• Capital of the Bank is not less than 8 percent of risk weighted exposures.

•.Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

• Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated July 2004.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 1998, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 1998 in respect of the relevant quarter.

2.               That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.               That the Banking Group’s insurance business is not greater than 1% of its total consolidated assets. For the purposes of this condition:

(i)             Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)          In measuring the size of the Banking Group’s insurance business:

a)              Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•                  The total consolidated assets of the group headed by that entity;

•                  Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)             Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)              The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)             Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.               That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier 1 capital)

AA/Aa2 and above	75
AA—/Aa3	70
A+/A1	60
A/A2	40
A—/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated July 2003.

5.               That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.               That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.               That the chairperson of the Bank’s board is not an employee of the Bank.

8.               That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.               That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.         That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)             Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

(ii)          Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)       Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)      Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.         That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)             The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)          The Reserve Bank has advised that it has no objection to that appointment.

12.         (i)             That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)          That the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)       That all staff employed by the Bank shall have their remuneration determined by (or under the delegated authority of) the chief executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.         (i)             That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the whole of the Bank’s domestic system and the board of directors of the Bank will have unambiguous legal and practical ability to control the management and operation of the domestic system on a stand alone basis in, and resourced wholly within, New Zealand.

(ii)          That in respect of the international system the board of directors of the Bank will, no later than 31 December 2005, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets and systems (including in particular (but without limitation) all management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)          the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)         the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)          any other functions, operations or business of, or carried on by, the Bank (now or at any time in the future) that are not included in, or form part of, the international system.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)          supports foreign currency accounts/transactions;

(b)         supports cross-border trade, payments and other transactions;

(c)          supports businesses that operate in global markets;

(d)         supports accounts and transactions undertaken by institutions, corporates and banks;

(e)          used to manage large, volatile risk businesses which operate on a global basis;

(f)            used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)         used by the non-Bank subsidiary companies.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long-term senior unsecured obligations which are payable in New Zealand in New Zealand dollars.  The credit ratings are:

Standard & Poor’s	AA-

Moody’s Investors Service	Aa3

The Standard & Poor’s revised rating was first issued on 11 September 1996. There have been no changes in the credit rating issued in the past two years ended 31 December 2004. The rating is not subject to any qualifications.

The Moody’s Investors Service rating was first issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 31 December 2004. The rating is not subject to any qualifications.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner.  Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-):  The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s Investors Service  - Credit rating scale for long-term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL PERFORMANCE for the three months ended 31 December 2004

	Note	Unaudited 3 months to 31/12/2004	Consolidated Unaudited 3 months to 31/12/2003	Audited Year to 30/09/2004
		$m	$m	$m

Interest income		1,413	724	4,481
Interest expense		931	438	2,797

Net interest income		482	286	1,684
Net trading gains		24	24	119
Equity accounted earnings of associates		—	—	2
Other operating income		163	113	592
Net operating lease income		10	9	38

Net operating income		679	432	2,435
Operating expenses		368	214	1,265
Provision for doubtful debts	9	32	24	133

Operating surplus before tax		279	194	1,037
Tax expense		99	63	357

Operating surplus		180	131	680

The notes on pages 11 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF MOVEMENTS IN EQUITY for the three months ended 31 December 2004

	Note	Unaudited 3 months to 31/12/2004	Consolidated Unaudited 3 months to 31/12/2003	Audited Year to 30/09/2004
		$m	$m	$m

Operating surplus		180	131	680
Issue of ordinary shares	13	—	5,537	5,537
Dividends		—	—	(200)

Movement in equity for the period		180	5,668	6,017
Equity at beginning of the period		7,381	1,364	1,364

Equity at end of the period		7,561	7,032	7,381

The notes on pages 11 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL POSITION as at 31 December 2004

	Note	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
		$m	$m	$m
ASSETS

Liquid assets	3	2,365	1,425	1,473
Due from other financial institutions	4	3,189	4,610	2,930
Trading securities	5	1,060	2,450	680
Investment securities	6	1,348	1,196	1,402
Net loans and advances	7,8,9	62,712	58,120	60,391
Investment in associate companies		23	19	21
Income tax assets		390	407	406
Goodwill		3,335	3,544	3,381
Other assets		2,732	3,356	2,858
Premises and equipment		681	625	670

Total assets		77,835	75,752	74,212

LIABILITIES

Due to other financial institutions		1,533	3,404	1,372
Deposits and other borrowings	11	57,458	54,075	53,912
Income tax liabilities		253	56	227
Creditors and other liabilities		4,009	5,240	4,299
Provisions		141	156	140
Bonds and notes		2,901	1,679	2,747
Related party funding		2,616	2,855	2,777
Loan capital	12	1,363	1,255	1,357

Total liabilities		70,274	68,720	66,831

Net assets		7,561	7,032	7,381

EQUITY

Paid in share capital	13	5,943	5,943	5,943
Retained earnings		1,618	1,089	1,438

Total equity		7,561	7,032	7,381

The notes on pages 11 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CASH FLOWS for the three months ended 31 December 2004

	Note	Unaudited 3 months to 31/12/2004	Consolidated Unaudited 3 months to 31/12/2003	Audited Year to 30/09/2004
		$m	$m	$m
Gross cash inflow from operating activities		1,569	822	5,234
Gross cash outflow from operating activities		(1,153)	(693)	(4,110)

Net cash flow from operating activities	18	416	129	1,124

Gross cash inflow from investing activities		110	2,900	3,735
Gross cash outflow from investing activities		(2,516)	(7,294)	(9,059)

Net cash flow from investing activities		(2,406)	(4,394)	(5,324)

Gross cash inflow from financing activities		3,720	6,483	7,466
Gross cash outflow from financing activities		(349)	(897)	(3,070)

Net cash flow from financing activities		3,371	5,586	4,396

Net increase in cash and cash equivalents		1,381	1,321	196
Opening cash and cash equivalents		2,855	2,659	2,659

Closing cash and cash equivalents		4,236	3,980	2,855

Reconciliation of closing cash and cash equivalents to the balance sheet
Liquid assets		2,365	1,425	1,473
Due from other financial institutions - at call		1,307	1,663	1,110
Trading securities		1,060	2,450	680
Due to other financial institutions - at call		(496)	(1,558)	(408)

		4,236	3,980	2,855

The notes on pages 11 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.              ACCOUNTING POLICIES

(i)             Statutory base

These financial statements have been prepared in accordance with the Financial Reporting Standard No.24 “Interim Financial Statements” (‘FRS 24’) and the Registered Bank Disclosure Statement (Off Quarter - New Zealand Incorporated Registered Banks) Order 1998. These financial statements should be read in conjunction with the consolidated financial statements for the year ended 30 September 2004.

(ii)          Measurement base

These financial statements have been prepared on a going concern basis in accordance with historical cost concepts, adjusted by the revaluation of certain assets.

(iii)       Changes in accounting policies

There have been no changes in accounting policies during the period.

(iv)      Comparatives

To ensure consistency with the current period, comparative figures have been restated where appropriate.

(v)         Impact of acquisition of NBNZ Holdings Limited (‘NBNZ Group’)

The 30 September 2004 financial statements include the 10 month results of the NBNZ Group from the date of acquisition, 1 December 2003. Given the NBNZ Group was not part of the Banking Group prior to 1 December 2003, the 31 December 2003 financial statements include one month of results of the NBNZ Group.

2.              RISK MANAGEMENT POLICIES

There has been no material change in the Banking Group’s policies for managing risk, or material exposures to any new types of risk since the previous General Disclosure Statement (30 September 2004).

3.              LIQUID ASSETS

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

Cash and short term funds	431	416	271
Money at call	1,749	961	1,167
Bills receivable and remittances in transit	185	48	35

Total liquid assets	2,365	1,425	1,473

Included within liquid assets is the following balance:
Liquid assets used to secure deposit obligations	—	309	—

4.            DUE FROM OTHER FINANCIAL INSTITUTIONS

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	56	—	56
Due from other financial institutions	3,133	4,610	2,874

Total due from other financial institutions	3,189	4,610	2,930

Included within due from other financial institutions are
the following balances:
Able to be withdrawn without prior notice	1,307	1,649	1,110
Term lending to financial institutions	1,248	2,307	1,335
Securities purchased under agreements to resell	634	654	485

5.              TRADING SECURITIES

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

Government, Local Body stock and bonds	548	1,871	417
Certificates of deposit	157	213	89
Promissory notes	304	264	121
Other	51	102	53

Total trading securities	1,060	2,450	680

Included within trading securities is the following balance:
Securities sold under agreements to repurchase	709	744	594

6.           INVESTMENT SECURITIES

Government, Local Body stock and bonds	956	817	978
Floating rate notes	305	328	322
Other	87	51	102

Total investment securities	1,348	1,196	1,402

Included within investment securities are the following balances:
Securities sold under agreements to repurchase	—	348	—
Investments used to secure deposit obligations	217	215	220

7.           NET LOANS AND ADVANCES

Overdrafts	1,714	1,702	1,850
Credit card out standings	1,151	1,144	1,104
Term loans - housing	34,865	31,582	33,724
Term loans - non-housing	25,484	24,025	24,205
Hire purchase	558	580	553

Gross loans and advances	63,772	59,033	61,436

Provisions for doubtful debts (note 9)	(644)	(568)	(633)
Unearned income	(416)	(345)	(412)

Total net loans and advances	62,712	58,120	60,391

Included within net loans and advances are the following balances:
Securities purchased under agreements to resell	391	151	166

Included within net loans and advances is the following related party balance:
ANZ Holdings (New Zealand) Limited (Parent Company)	178	—	118

The balance owing by the Parent Company is due within the next twelve months. Interest is received at variable bank rates.

8.           IMPAIRED AND PAST DUE ASSETS

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

On-balance sheet impaired and past due assets
Non-accrual loans	112	112	123
Past due assets (90 day past due assets)	76	65	83

Total on-balance sheet impaired and past due assets	188	177	206

Off-balance sheet impaired assets	3	—	—

9.           PROVISIONS FOR DOUBTFUL DEBTS

General provision
Balance at beginning of the period	560	228	228
Fair value adjustment on acquisition of subsidiaries	—	247	247
Charge to operating surplus	32	24	133
Transfer to specific provision	(15)	(11)	(65)
Recoveries	5	5	17

Balance at end of the period	582	493	560

Specific provision (non-accrual loans)
Balance at beginning of the period	73	10	10
Specific provision acquired with subsidiaries	—	83	83
Fair value adjustment on acquisition of subsidiaries	—	(16)	(16)
Bad debts written off	(26)	(13)	(69)
Transfer from general provision	15	11	65

Balance at end of the period	62	75	73

Total provisions for doubtful debts	644	568	633

Total provisions for doubtful debts have been deducted from loans and advances.

10.       ACQUISITION OF SUBSIDIARIES

NBNZ Holdings Limited

On 1 December 2003, the Bank acquired all of the shares of NBNZ Holdings Limited (‘NBNZ Group’). The results and financial position of NBNZ Group have been included in the Banking Group since 1 December 2003. The contribution of NBNZ Group to the consolidated operating surplus for the period from 1 December 2003 to 30 September 2004, after accounting policy changes, was $409 million, and from 1 December 2003 to 31 December 2003 $40 million. Included in net identifiable assets acquired is a restructuring provision of $27 million that was recognised on acquisition in accordance with New Zealand accounting standards.

Consolidated Unaudited 1/12/2003
$m
Summary of net identifiable assets acquired

Assets
Liquid assets	654
Due from other financial institutions	3,589
Trading securities	1,559
Investment securities	291
Net loans and advances	34,276
Investment in associate companies	2
Income tax assets	311
Other assets	1,795
Premises and equipment	178

Total assets	42,655

Liabilities
Due to other financial institutions	1,853
Deposits and other borrowings	33,942
Income tax liabilities	41
Creditors and other liabilities	2,895
Provisions	93
Bonds and notes	1,262
Due to related party	44
Loan capital	550

Total liabilities	40,680

Net identifiable assets acquired at fair value	1,975
Consideration paid	5,469

Goodwill arising on acquisition of subsidiaries	3,494

EFTPOS New Zealand Limited

On 31 January 2004, the Bank acquired all of the shares of EFTPOS New Zealand Limited (‘EFTPOS Group’) for $37.5 million. The fair value of net identifiable assets acquired was $2.5 million, giving rise to goodwill on acquisition of $35 million. The results and financial position of EFTPOS Group have been included in the Banking Group since 1 February 2004. The contribution of EFTPOS Group to the consolidated operating surplus for the period from 1 February 2004 to 30 September 2004 was $4.0 million.

11.       DEPOSITS AND OTHER BORROWINGS

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

Certificates of deposit	5,432	4,284	3,689
Term deposits	21,642	19,193	21,076
Demand deposits	19,539	20,156	19,247
Commercial paper	8,459	7,948	7,495
Secured debenture stock	2,148	2,155	2,176
Secured deposits	200	200	200
Other deposits	38	139	29

Total deposits and other borrowings	57,458	54,075	53,912

UDC Finance Limited secured debentures

Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies.

Commercial paper

Commercial paper issued by ANZ National (Int’l) Limited is guaranteed by the Bank.

12.       LOAN CAPITAL

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

AUD 88,580,000 term subordinated floating rate loan	—	101	—
AUD 207,450,000 term subordinated floating rate loan	225	—	222
AUD 265,740,000 perpetual subordinated floating rate loan	288	304	285
NZD term subordinated fixed rate bonds	850	850	850

Total loan capital	1,363	1,255	1,357

Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	513	405	507

AUD 88,580,000 loan

This loan was drawn down on 27 September 1996 and was repaid on 27 September 2004.  All interest was payable half yearly in arrears based on BBSW + 0.45% p.a., with interest payments due 27 March and 27 September.

AUD 207,450,000 loan

This loan was drawn down on 31 August 2004 and has an ultimate maturity date of 31 August 2014. The Bank may elect to repay the loan on 31 August each year commencing from 2009 through to 2014. All interest is payable half yearly in arrears, with interest payments due 28 February and 31 August. Interest is based on BBSW + 0.40% p.a. up to and including 31 August 2009 and increases to BBSW + 0.90% p.a. thereafter.

AUD 265,740,000 loan

This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

NZD term subordinated fixed rate bonds

The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount	Coupon rate	Call date	Maturity date
	$m
23 July 2002	300	7.04%	23 July 2007	23 July 2012

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest swap rate plus 0.80% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 31 December 2004 these bonds carried an A+ rating by Standard & Poor’s.

The bonds are listed on the NZX. On 10 October 2002 the Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount	Coupon rate	Call date	Maturity date
	$m
15 March 2000	100	8.36%	15 April 2005	15 April 2010
15 March 2001	100	6.87%	18 April 2006	18 April 2011
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013
	550

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 31 December 2004 these bonds carried an A+ rating by Standard & Poor’s.

Loan capital is subordinated in right of payment to the claims of depositors and all creditors of the Bank.

13.       PAID IN SHARE CAPITAL

	Unaudited 31/12/2004	Consolidated/Parent Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m
Paid in share capital
Balance at beginning of the period	5,943	406	406

Issue of ordinary shares	—	5,537	5,537

Balance at end of the period	5,943	5,943	5,943

Voting rights

At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote.

On a poll: every member who is present in person or by proxy or by representative shall have one vote for every share of which such member is the holder.

14.       INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m

Interest earning and discount bearing assets	70,285	67,992	66,838

Interest and discount bearing liabilities	62,477	59,914	59,058

15          LEASE RENTAL COMMITMENTS

Future rentals in respect of operating leases not provided for in these financial statements are:

Premises and equipment
Due within one year	75	73	71
Due between one and two years	60	59	74
Due between two and five years	111	102	84
Due beyond five years	50	41	39

Total lease rental commitments	296	275	268

16.       CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure not provided for in these financial statements:

Contractual commitments with certain drawdown due within one year	46	40	37

17.       CONTINGENT LIABILITIES, CREDIT RELATED COMMITMENTS AND MARKET RELATED CONTRACTS

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m
The estimated face or contract values are as follows:

Contingent liabilities
Financial guarantees	1,247	971	1,168
Standby letters of credit	241	123	215
Transaction related contingent items	319	187	276
Trade related contingent liabilities	246	271	200

Total contingent liabilities	2,053	1,552	1,859

Credit related commitments
Commitments with certain drawdown due within one year	1,580	771	1,269
Underwriting facilities	55	144	68
Commitments to provide financial services	16,480	14,694	14,684

Total credit related commitments	18,115	15,609	16,021

Foreign exchange, interest rate and equity contracts
Exchange rate contracts	45,840	66,016	55,832
Interest rate contracts	123,441	106,777	125,832
Equity contracts	39	39	39

Total foreign exchange, interest rate and equity contracts	169,320	172,832	181,703

Contingent tax liability

As previously disclosed, the New Zealand Inland Revenue Department (‘IRD’) is reviewing a number of structured finance transactions as part of an audit of the 2000 to 2003 tax years. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.

Since 30 September 2004, the Bank has received Notices of Proposed Adjustment (the ‘Notices’) in respect of some of these transactions. The Notices are formal advice that the IRD is proposing to amend tax assessments. The Notices are not tax assessments and do not establish a tax liability. They are the first step in a formal disputes process. It is expected, however, that tax assessments are likely to be issued in due course.

Based on the independent tax and legal advice obtained, the Bank is confident that the tax treatment it has adopted for these transactions and all similar transactions is correct and does not currently expect to raise additional provisions for any tax liability relating to this matter.

The tax adjustments proposed so far by the IRD cover the 2000 to 2003 tax years and imply a maximum potential liability of $81 million ($103 million with interest tax effected).

The IRD is also investigating other transactions undertaken by the Banking Group which have been subject to the same tax treatment. Should the same position be taken by the IRD for all years on all these transactions, including those that the Notices cover, the maximum potential tax liability would be approximately $313 million ($367 million with interest tax effected) as at 31 December 2004.

Of the maximum potential tax liability in dispute, it has been estimated that approximately $99 million ($118 million with interest tax effected) is subject to tax indemnities given by Lloyds TSB Bank plc under the agreement by which the Bank acquired the NBNZ Group, and which relate to transactions undertaken by NBNZ Group before December 2003.

This leaves a net potential tax liability as at 31 December 2004 of $214 million ($249 million with interest tax effected).

The Bank, with the rest of the banking industry, is working in co-operation with the New Zealand Government on tax law changes that would affect transactions of this type in the future. The Bank has not entered into similar transactions for some time and many of those being reviewed have already matured. Legislative changes could involve the remaining transactions being terminated during the current financial year.

Other contingent liabilities

An actuarial valuation of The National Bank Staff Superannuation Fund at 1 April 2004, undertaken in October 2004, showed that the actuarial valuation of past service liabilities exceeds the value of the Fund’s assets by $6 million. This amount is not included as a liability within these financial statements. This deficit is being funded at the contribution rate recommended by the independent actuary.

The Commerce Commission is investigating the banking industry in relation to currency conversion fees on foreign currency credit and debit card transactions. At balance date, the Bank has been charged under the Fair Trading Act 1986 in relation to ANZ branded credit card products, but not any National Bank branded credit card products.  Subsequent to balance date, the Bank was also charged under the Fair Trading Act 1986 in relation to National Bank branded credit card products. Any potential liability cannot be reliably estimated due to uncertainty over the scope and outcome of the proceedings.

18.       NOTES TO THE STATEMENT OF CASH FLOWS

	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004
	$m	$m	$m
Reconciliation of operating surplus to net cash flow from operating activities

Operating surplus	180	131	680

Adjustments to operating surplus
Depreciation	36	27	121
Provision for doubtful debts	32	24	133
Amortisation of goodwill	46	16	151
Amortisation of premiums and discounts	41	(9)	2
Unrealised foreign exchange gains	(7)	(47)	(40)
Equity accounted earnings of associates	—	—	(2)
Gain on sale of associates	—	(1)	(1)
Gain on disposal of premises and equipment	(2)	(3)	(7)
Devaluation of put option	6	—	5
(Increase) decrease in accrued interest income	(15)	10	(72)
Increase (decrease) in accrued interest expense	49	(6)	9
Increase in accrued commission and other income	(3)	(4)	(9)
Increase (decrease) in accrued charges	10	(3)	8
Increase in income tax liabilities	29	30	113
Decrease (increase) in income tax assets	13	(26)	52
Increase (decrease) in provisions	1	(10)	(19)

Net cash flow from operating activities	416	129	1,124

19.       MARKET RISK

	Unaudited 31/12/2004		Consolidated Unaudited 31/12/2003		Audited 30/09/2004
Exposures to market risk	As at	Peak for the quarter	As at	Peak for the quarter	As at quarter	Peak for the
	$m	$m	$m	$m	$m	$m

Aggregate foreign currency exposures ($million)	1.2	10.9	3.9	16.5	4.1	12.0

Aggregate foreign currency exposures as a percentage of equity	0.0%	0.1%	0.1%	0.2%	0.1%	0.2
							%

Aggregate interest rate exposures ($million)	183.7	183.7	136.5	172.0	157.7	164.3

Aggregate interest rate exposures as a percentage of equity	2.4%	2.4%	1.9%	2.4%	2.1%	2.2
							%

Aggregate equity exposures ($million)	0.7	0.7	1.0	1.0	0.7	1.0

Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Aggregate market risk exposures have been calculated in accordance with clause 1 (1) (a) of Schedule 8 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 9 of the Order. Aggregate interest risk exposures have been calculated in accordance with clause 1 (a) of Schedule 9 of the Order.  Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 9 of the Order.  The peak end-of-day market risk exposures for the quarter are measured over equity as at the end of the quarter.

20.       SECURITISATION, FUNDS MANAGEMENT AND OTHER FIDUCIARY ACTIVITIES

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securitise assets.

Funds management

Certain subsidiaries of the Bank act as trustee and/or manager for a number of unit trusts and investment funds, including retirement funds. The Bank provides private banking services to a number of clients including investment advice and portfolio management. The Banking Group is not responsible for any decline in the performance of the underlying assets of the investors.

The unit trusts are managed to ensure sufficient liquid assets are held to meet normal redemptions. Any decline in the value of the underlying assets of the unit trusts is reflected in the unit price, and ultimately borne by the investor. The Banking Group does not guarantee the managed fund products with respect to liability or asset values.

The ANZ Mortgage Trust holds mortgages under an equitable assignment with the Bank. The ANZ Mortgage Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are included in these financial statements.

As funds under management are not owned by the Banking Group, they are not included in these financial statements. The Banking Group derives fee and commission income from the sale and management of superannuation bonds and superannuation plans, unit trusts, life insurance products, bonus bonds,  investment funds and the provision of private banking services to a number of clients.

Funding was provided to The National Bank Superannuation Bond to facilitate payments, including provisional tax payments. Details of funding provided to funds managed by the Banking Group are detailed below:

	Unaudited 31/12/2004		Consolidated Unaudited 31/12/2003		Audited 30/09/2004
Peak aggregate funding for the quarter provided to all activities	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital
	$m		$m		$m
Retirement Plans	0.8	0.0%	1.2	0.0%	0.8	0.0%

	Unaudited 31/12/2004		Consolidated Unaudited 31/12/2003		Audited 30/09/2004
Peak aggregate funding for the quarter provided to individual activities	Amount	% of securities issued	Amount	% of securities issued	Amount	% of securities issued
	$m		$m		$m
The National Bank Superannuation Bond	0.8	3.3%	1.2	4.2%	0.8	3.2%

The peak end-of-day aggregate funding for the quarter to all activities and to individual activities is measured over Tier 1 Capital and the securities issued respectively as at the end of the quarter.

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

21.       CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

	Unaudited 31/12/2004 Number of Counterparties		Consolidated Unaudited 31/12/2003 Number of Counterparties		Audited 30/09/2004 Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter

10% to 20% of equity	4	4	3	3	3	3

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

	Unaudited 31/12/2004 Number of Counterparties		Consolidated Unaudited 31/12/2003 Number of Counterparties		Audited 30/09/2004 Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter

10% to 20% of equity	1	2	1	2	—	2

Concentrations of credit risk to connected persons (Note 1)

	Unaudited 31/12/2004		Consolidated Unaudited 31/12/2003		Audited 30/09/2004
	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital
	$m		$m		$m
Aggregate at end of period
Connected persons	1,047	24.8%	479	14.0%	675	16.9%
Non-bank connected persons (Note 2)	—	0.0%	2	0.1%	—	0.0%
Peak end-of-day for the quarter (Note 3)
Connected persons	1,284	30.4%	774	22.6%	977	24.4%
Non-bank connected persons	—	0.0%	2	0.1%	—	0.0%
Rating-contingent limit (Note 4)
Connected persons	n/a	70.0%	n/a	70.0%	n/a	70.0%
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%

The credit exposure concentrations disclosed for connected persons are on the basis of actual exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposures for the quarter to connected persons is measured over Tier 1 Capital as at the end of the quarter. There are no specific provisions provided against credit exposures to connected persons as at 31 December 2004 (31/12/2003 $nil; 30/09/2004 $nil).

Note 1

The Banking Group has amounts due from its Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from deposits of surplus foreign currency and other foreign currency transactions.

Note 2

Non-bank connected persons exposures consists of loans to directors of the Bank. All loans were made in the ordinary course of business of the Bank, on an arm’s length basis and on normal commercial terms and conditions.

Note 3

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Banking Group’s Conditions of Registration. The peak end-of-day disclosure is measured against Tier 1 Capital at quarter end whereas the connected persons’ exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis.

Note 4

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of specific provisions) to all connected persons. This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New Zealand dollars (refer page 5 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 Capital applies to aggregate credit exposures (exclusive of exposures of a capital nature and net of specific provisions) to non-bank connected persons.

22.       CAPITAL ADEQUACY

Capital Adequacy Ratios	Unaudited 31/12/2004	Consolidated Unaudited 31/12/2003	Audited 30/09/2004	Unaudited 31/12/2004	Parent Unaudited 31/12/2003	Audited 30/09/2004

Tier 1 Capital	8.0%	7.0%	7.9%	7.6%	7.1%	7.7%

Total Capital	10.6%	9.5%	10.5%	9.1%	10.3%	10.3%

Reserve Bank of New Zealand minimum ratios:

Tier 1 Capital	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Total Capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%

The information contained in the table below has been derived in accordance with the Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

For the purposes of calculating the capital adequacy ratios for the Parent Bank (“solo basis”), wholly owned and wholly funded subsidiaries of ANZ National Bank Limited are consolidated with the Bank. In this context, wholly funded by the Bank means that there are no liabilities (including off-balance sheet obligations) to anyone other than the Bank, the Department of Inland Revenue and trade creditors, where aggregate exposure to trade creditors does not exceed 5% of the subsidiary’s shareholders’ equity. Wholly owned by the Bank means that all equity issued by the subsidiary is held by the Bank.

Where there is a full, unconditional, irrevocable cross guarantee between a subsidiary and the Bank, the subsidiary may be consolidated with the Bank for the purposes of calculating the Bank’s solo capital position.

	Consolidated Unaudited 31/12/2004	Parent Unaudited 31/12/2004
	$m	$m

Tier 1 Capital
Paid in share capital	5,943	5,943
Revenue and similar reserves	1,438	1,121
Current period’s operating surplus	180	157

Less deduction from Tier 1 Capital
- Goodwill	3,335	3,321

Total Tier 1 Capital	4,226	3,900

Tier 2 Capital - Upper Level Tier 2 Capital
Perpetual subordinated debt	288	288

Tier 2 Capital - Lower Level Tier 2 Capital
Term subordinated debt	1,075	1,075

Total Tier 2 Capital	1,363	1,363

Total Tier 1 Capital Plus Tier 2 Capital	5,589	5,263

Less deductions from Total Capital
- Equity investments in subsidiaries	—	643
- Revaluation losses on security holdings	1	1

Capital	5,588	4,619

Total risk weighted exposures
On-balance sheet exposures	49,741	47,821
Off-balance sheet exposures	3,187	3,162

	52,928	50,983

Total Risk Weighted Exposures of the Banking Group as at 31 December 2004 (Unaudited):

On-balance sheet exposures	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m

Cash and short term claims on Government	1,818	0	—
Long term claims on Government	426	10	43
Claims on banks	3,922	20	785
Claims on public sector entities	356	20	71
Residential mortgages	34,916	50	17,458
Other	31,384	100	31,384

Total on-balance sheet exposures	72,822		49,741

Off-balance sheet exposures	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m

Direct credit substitutes	1,488	100	1,488	46	688
Commitments with certain drawdown	1,626	100	1,626	53	855
Underwriting and sub-underwriting facilities	55	50	27	100	27
Transaction related contingent liabilities	319	50	160	100	160
Short term self liquidating trade related contingencies	246	20	49	84	41
Other commitments to provide financial services which have an original maturity of one year or more	916	50	458	100	458
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time
Market related contracts (1)
- Foreign exchange	45,840		2,107	33	686
- Interest rate	123,441		927	29	269
- Equity contracts	39		14	21	3

Total off-balance sheet exposures	189,534		6,856		3,187

(1)          The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 31 December 2004 (Unaudited):

On-balance sheet exposures	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m

Cash and short term claims on Government	1,518	0	—
Long term claims on Government	426	10	43
Claims on banks	2,809	20	562
Claims on public sector entities	356	20	71
Residential mortgages	34,878	50	17,439
Other	29,706	100	29,706

Total on-balance sheet exposures	69,693		47,821

Off-balance sheet exposures	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m

Direct credit substitutes	1,488	100	1,488	46	688
Commitments with certain drawdown	1,602	100	1,602	52	831
Underwriting and sub-underwriting facilities	55	50	27	100	27
Transaction related contingent liabilities	319	50	160	100	160
Short term self liquidating trade related contingencies	241	20	48	84	40
Other commitments to provide financial services which have an original maturity of one year or more	915	50	458	100	458
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	15,167	0	—	100	—

Market related contracts (1)
- Foreign exchange	45,834		2,107	32	686
- Interest rate	123,441		927	29	269
- Equity contracts	39		14	21	3

Total off-balance sheet exposures	189,101		6,831		3,162

(1)          The credit equivalent amounts for market related contracts are calculated using the current exposure method.

23.       PARENT COMPANY

The parent company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel framework.  The capital adequacy ratios are:

	Audited 30/09/2004	Audited 30/09/2003

Tier 1 Capital	6.9%	7.7%
Total Capital	10.4%	11.1%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 30 September 2004 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 percent.

DIRECTORS’ STATEMENT for the three months ended 31 December 2004

Directors’ Statement

As at the date on which this General Short Form Disclosure Statement is signed, after due enquiry, each Director believes that:

(i)             The Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off Quarter – New Zealand Incorporated Registered Banks) Order 1998;

(ii)          The Short Form Disclosure Statement is not false or misleading.

Over the three months ended 31 December 2004, after due enquiry, each Director believes that:

(i)             ANZ National Bank Limited has complied with the Conditions of Registration;

(ii)          Credit exposures to connected persons were not contrary to the interests of the Banking Group;

(iii)       ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Short Form Disclosure Statement is dated, and has been signed by or on behalf of all Directors of the Bank on, 10 February 2005. On that date, the Directors of the Bank were:

Dr R S Deane

Sir John Anderson, KBE

Dr R J Edgar

N M T Geary, CBE

J McFarlane, OBE

R A McLeod

P R Marriott

Sir Dryden Spring

INDEPENDENT REVIEW REPORT for the three months ended 31 December 2004

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, for the three months ended 31 December 2004 set out on pages 7 to 24.

The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited and its subsidiary companies (the ‘Banking Group’). This information is stated in accordance with the accounting policies set out on page 11.

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements and supplementary information which gives a true and fair view of the financial position of the Banking Group as at 31 December 2004 and of the results of its operations and cash flows for the three months ended on that date.

Auditors’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Basis of statement

Our review has been conducted in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review nothing has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Our review was completed on 10 February 2005 and our statement is made as at that date.

/s/ KPMG

Wellington

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or	287,997
maximum number which may be issued

3

Principal terms of the +securities  (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

287,997 Fully Paid Shares
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares
If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	39,875 shares	at $12.98 each
		21,000 shares	at $13.62 each
		24,780 shares	at $13.91 each
		58,500 shares	at $14.20 each
		9,500 shares	at $14.61 each
		1,500 shares	at $16.09 each
		45,525 shares	at $16.33 each
		2,201 shares	at $17.34 each
		16,577 shares	at $17.55 each
		2,760 shares	at $17.60 each
		51,403 shares	at $18.03 each
		14,376 shares	at $18.22 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	287,997 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings	3,250 shares	21 January 2005
	or despatch of certificates	12,477 shares	24 January 2005
		7,580 shares	25 January 2005
		6,609 shares	27 January 2005
		5,123 shares	28 January 2005
		59,747 shares	31 January 2005
		11,375 shares	01 February 2005
		16,543 shares	02 February 2005
		625 shares	03 February 2005
		10,535 shares	04 February 2005
		26,297 shares	07 February 2005
		9,250 shares	08 February 2005
		17,050 shares	09 February 2005
		101,536 shares	10 February 2005
		Number	+Class
8	Number and +class of all +securities quoted on ASX	1,824,195,418	Ordinary fully paid
(including the securities in clause 2 if applicable)

		10,000,000	2003 ANZ Stapled Exchangeable
Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX	38,769,656	Options on issue
(including the securities in clause 2 if applicable)

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).
		500,000	December 2004 Euro Preference Shares
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be
aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge
acceptances or renunciations on behalf of +security holders
25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34                                    Type of securities
(tick one)

(a)                                  ☒                                    Securities described in Part 1

(b)                                 ☐                                    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35                                    ☐                                    If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36                                                                                    ☐                                    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37                                    ☐                                    A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)

All entities

Fees

43                                    Payment method (tick one)

☐                                    Cheque attached

☐                                    Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒                                    Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 15 February 2005
Secretary

Print name:	John Priestley

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company ofﬁceholder	C1 Cancellation of shares
A2 Change of name - ofﬁceholders or members	B2 Appoint company ofﬁceholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
Australia and New Zealand Banking Group Limited
Refer to guide for information about corporate key	ACN/ABN	Corporate key
11 005 357 522

Lodgement details	Who should ASIC contact if there is a query about this form? Name
	Minas Frangoulis
	ASIC registered agent number (if applicable)
	7159
	Telephone number
	(03) 9273-4636
	Postal address
	Level 6/100 Queen Street

	Melbourne Victoria 3000
	Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
	6	0	hrs	5	mins

Signature

This form must be signed by a current ofﬁceholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.
Name
John William Priestley
Capacity
☐ Director
☒ Company secretary
Signature

Date signed
	1	5	/	0	2	/	0	5
	[D	D]		[M	M]		[Y	Y]

Lodgement	Send completed and signed forms to:								For help or more information
	Australian Securities and Investments Commission,								Telephone 03 5177 3988
	PO Box 4000, Gippsland Mail Centre VIC 3841.								Email	info.enquiries@asic.gov.au
									Web	www.asic.gov.au
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

ASIC Form 484		26 February 2004							Cover page

Section C completion guide

Standard share codes Refer to the following table for the share class codes for sections C1, C2, C3 and C4	Share class code	Full title	Share class code	Full title
	A	A	PRF	preference
	B	B…etc	CUMP	cumulative preference
	EMP	employee’s	NCP	non-cumulative preference
	FOU	founder’s	REDP	redeemable preference
	LG	life governor’s	NRP	non-redeemable preference
	MAN	management	CRP	cumulative redeemable preference
	ORD	ordinary	NCRP	non-cumulative redeemable preference
	RED	redeemable	PARP	participative preference
	SPE	special

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1- Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register

Issue of shares

☐		Proprietary company	Not required	v	v	v
Public company

	☐	if in response to the Annual company statement	Not required	v	v	v

	☐	if not in response to the Annual company statement	Not required	v	Not required	Not required

Cancellation of shares

☐		Proprietary company	v	Not required	v	v
Public company

	☐	if in response to the Annual company statement	v	Not required	v	v

	☒	if not in response to the Annual company statement	v	Not required	Not required	Not required

Transfer of shares

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to amounts paid

☐		Proprietary company	Not required	Not required	v	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	v	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to beneficial ownership

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

1

C1 Cancellation of shares

Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes)		Redeemable preference shares – S.254J

		☐	Redeemed out of profits

		☐	Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

		☐	Single shareholder company

		☐	Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

		☐	Minimum holding buy-back by listed company

		☒	Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

	☐	Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)

		☐	Under section 651C, 724(2), 737 or 738

		☐	Under section 1325A (court order)

	☐	Other
Description

Give section reference

Details of cancelled shares	List the details of shares cancelled in the following table
	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	350,000	$7,138,320.00
	ORD	236,000	$4,767,388.80
	ORD	110,923	$2,237,926.98
	ORD	180,000	$3,635,604.00
	ORD	200,000	$4,030,760.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.
2	1	/	0	1	/	0	5
[D	D]		[M	M]		[Y	Y]

2

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

		/			/
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐

Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.  Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
		/			/

Lodgement details	Is this document being lodged to update the Annual Company Statement that was sent to you?
	☐	Yes
	☐	No

3

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

4

C4 Continued… Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

5

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company ofﬁceholder	C1 Cancellation of shares
A2 Change of name - ofﬁceholders or members	B2 Appoint company ofﬁceholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
Australia and New Zealand Banking Group Limited
Refer to guide for information about corporate key	ACN/ABN	Corporate key
11 005 357 522

Lodgement details	Who should ASIC contact if there is a query about this form? Name
	Minas Frangoulis
	ASIC registered agent number (if applicable)
	7159
	Telephone number
	(03) 9273-4636
	Postal address
	Level 6/100 Queen Street

	Melbourne Victoria 3000
	Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
	6	0	hrs	5	mins

Signature

This form must be signed by a current ofﬁceholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.
Name
John William Priestley
Capacity
☐ Director
☒ Company secretary
Signature

Date signed
	1	5	/	0	2	/	0	5
	[D	D]		[M	M]		[Y	Y]

Lodgement	Send completed and signed forms to:								For help or more information
	Australian Securities and Investments Commission,								Telephone 03 5177 3988
	PO Box 4000, Gippsland Mail Centre VIC 3841.								Email	info.enquiries@asic.gov.au
									Web	www.asic.gov.au
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

ASIC Form 484		26 February 2004							Cover page

Section C completion guide

Standard share codes Refer to the following table for the share class codes for sections C1, C2, C3 and C4	Share class code	Full title	Share class code	Full title
	A	A	PRF	preference
	B	B…etc	CUMP	cumulative preference
	EMP	employee’s	NCP	non-cumulative preference
	FOU	founder’s	REDP	redeemable preference
	LG	life governor’s	NRP	non-redeemable preference
	MAN	management	CRP	cumulative redeemable preference
	ORD	ordinary	NCRP	non-cumulative redeemable preference
	RED	redeemable	PARP	participative preference
	SPE	special

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1- Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register

Issue of shares

☐		Proprietary company	Not required	v	v	v
Public company

	☐	if in response to the Annual company statement	Not required	v	v	v

	☐	if not in response to the Annual company statement	Not required	v	Not required	Not required

Cancellation of shares

☐		Proprietary company	v	Not required	v	v
Public company

	☐	if in response to the Annual company statement	v	Not required	v	v

	☒	if not in response to the Annual company statement	v	Not required	Not required	Not required

Transfer of shares

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to amounts paid

☐		Proprietary company	Not required	Not required	v	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	v	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to beneficial ownership

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

1

C1 Cancellation of shares

Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes)		Redeemable preference shares – S.254J

		☐	Redeemed out of profits

		☐	Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

		☐	Single shareholder company

		☐	Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

		☐	Minimum holding buy-back by listed company

		☒	Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

	☐	Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)

		☐	Under section 651C, 724(2), 737 or 738

		☐	Under section 1325A (court order)

	☐	Other
Description

Give section reference

Details of cancelled shares	List the details of shares cancelled in the following table
	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	120,000	$2,430,552.00
	ORD	45,000	$926,550.00
	ORD	40,000	$828,400.00
	ORD	280,000	$5,738,684.00
	ORD	200,000	$4,109,000.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

3	1	/	0	1	/	0	5
[D	D]		[M	M]		[Y	Y]

2

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

		/			/
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐

Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.  Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
		/			/

Lodgement details	Is this document being lodged to update the Annual Company Statement that was sent to you?
	☐	Yes
	☐	No

3

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

4

C4 Continued… Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

5

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company ofﬁceholder	C1 Cancellation of shares
A2 Change of name - ofﬁceholders or members	B2 Appoint company ofﬁceholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
Australia and New Zealand Banking Group Limited
Refer to guide for information about corporate key	ACN/ABN	Corporate key
11 005 357 522

Lodgement details	Who should ASIC contact if there is a query about this form? Name
	Minas Frangoulis
	ASIC registered agent number (if applicable)
	7159
	Telephone number
	(03) 9273-4636
	Postal address
	Level 6/100 Queen Street

	Melbourne Victoria 3000
	Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
	6	0	hrs	5	mins

Signature

This form must be signed by a current ofﬁceholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.
Name
John William Priestley
Capacity
☐ Director
☒ Company secretary
Signature

Date signed
	1	5	/	0	2	/	0	5
	[D	D]		[M	M]		[Y	Y]

Lodgement	Send completed and signed forms to:								For help or more information
	Australian Securities and Investments Commission,								Telephone 03 5177 3988
	PO Box 4000, Gippsland Mail Centre VIC 3841.								Email	info.enquiries@asic.gov.au
									Web	www.asic.gov.au
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

ASIC Form 484		26 February 2004							Cover page

Section C completion guide

Standard share codes Refer to the following table for the share class codes for sections C1, C2, C3 and C4	Share class code	Full title	Share class code	Full title
	A	A	PRF	preference
	B	B…etc	CUMP	cumulative preference
	EMP	employee’s	NCP	non-cumulative preference
	FOU	founder’s	REDP	redeemable preference
	LG	life governor’s	NRP	non-redeemable preference
	MAN	management	CRP	cumulative redeemable preference
	ORD	ordinary	NCRP	non-cumulative redeemable preference
	RED	redeemable	PARP	participative preference
	SPE	special

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1- Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register

Issue of shares

☐		Proprietary company	Not required	v	v	v
Public company

	☐	if in response to the Annual company statement	Not required	v	v	v

	☐	if not in response to the Annual company statement	Not required	v	Not required	Not required

Cancellation of shares

☐		Proprietary company	v	Not required	v	v
Public company

	☐	if in response to the Annual company statement	v	Not required	v	v

	☒	if not in response to the Annual company statement	v	Not required	Not required	Not required

Transfer of shares

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to amounts paid

☐		Proprietary company	Not required	Not required	v	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	v	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to beneficial ownership

☐		Proprietary company	Not required	Not required	Not required	v
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	v

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

1

C1 Cancellation of shares

Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes)		Redeemable preference shares – S.254J

		☐	Redeemed out of profits

		☐	Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

		☐	Single shareholder company

		☐	Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

		☐	Minimum holding buy-back by listed company

		☒	Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

	☐	Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)

		☐	Under section 651C, 724(2), 737 or 738

		☐	Under section 1325A (court order)

	☐	Other
Description

Give section reference

Details of cancelled shares	List the details of shares cancelled in the following table
	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	50,000	$1,020,000.00
	ORD	198,485	$4,068,942.50

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.
0	7	/	0	2	/	0	5
[D	D]		[M	M]		[Y	Y]

2

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

		/			/
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐

Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.  Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
		/			/

Lodgement details	Is this document being lodged to update the Annual Company Statement that was sent to you?
	☐	Yes
	☐	No

3

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

4

C4 Continued… Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•                                          If there are 20 members or less in a share class, all changes need to be notiﬁed

•                                          If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•                                          If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change	Date of change
Please indicate the earliest date			/			/
that any of the following changes occurred	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s	Date of entry
name in register			/			/
(New members only)	[D	D]		[M	M]		[Y	Y]

5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 28 February 2005

* Print the name and title of the signing officer under his signature.

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